QUARTA-RAD, INC.

1201 N. Orange Street, Suite 700

Wilmington, DE 19801-1186

Tel: (302) 887-9916

Email: info@quartarad.com

June 20, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Re:	Quarta-Rad, Inc. Form S-1 Registration Statement
Registration No. 333-196078

Acceleration Request

Requested Date: June 22, 2016

Requested Time: 5:00 PM Pacific Time

Ladies and Gentlemen:

Quarta-Rad, Inc. (the “Registrant”), pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statement on Form S-1 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Donald P. Hateley, an attorney with its outside legal counsel, Hateley & Hampton, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

●	should the Commission of the staff, acting pursuant to delegated authority, declare our filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission of the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Hateley at (310) 576-4758.

Sincerely,

QUARTA-RAD, INC.

/s/ Victor Shvetsky
Victor Shvetsky
Chairman & Chief Executive Officer